SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549



                                   FORM 6-K

                       Report of Foreign Private Issuer


                     Pursuant to Rule 13a-16 or 15d-16 of


                      The Securities Exchange Act of 1934



For the month of October 2002


                               Hummingbird Ltd.
       ------------------------------------------------------------------
                (Translation of registrant's name into English)


          1 Sparks Avenue, Toronto, Ontario M2H 2W1, Canada.
      -------------------------------------------------------------------
                   (Address of principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                         Form 20-F ______      Form 40-F __X___


     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                          Yes _____             No __X__

                                DOCUMENT INDEX

Document                                                               Page No.

1.    News release dated October 7, 2002                                   4
2.    News release dated October 24, 2002 (Consolidated results
      for the fourth quarter and year ended September 30, 2002).           6
3.    News release dated October 28, 2002                                  10
4.    News release dated October 29, 2002                                  12
5.    News release dated October 30, 2002                                  15

                                                                    Document 1

Hummingbird Logo


    Hummingbird to Exceed Estimates for the Fourth Quarter and Fiscal Year

        Management expects revenue and earnings will beat expectations, and announces share repurchase plan

Toronto - October 7, 2002 - Hummingbird Ltd. (TSE: HUM, NASDAQ: HUMC), the world-leading developer of enterprise information management systems (EIMS), announces today that it has finished the fourth quarter and fiscal year ended September 30, 2002 on a strong note despite the weak economy which has been affecting the corporate world. The company expects to release its year-end financial results on Thursday, October 24, 2002 after the market close.

Fred Sorkin, Chairman and CEO of Hummingbird, said, "We expect to exceed the current Street revenue and earnings estimates for the fiscal year. All of the company's product lines have performed above expectations. We strongly believe that Hummingbird shares are an excellent investment and we will be re-instituting a share buy-back plan."

About Hummingbird
Headquartered in Toronto, Canada, Hummingbird Ltd. is a global enterprise software company employing 1300 people in nearly 40 offices around the world. Hummingbird's revolutionary Hummingbird Enterprise(TM), an integrated information and knowledge management suite, manages the entire lifecycle of information and knowledge assets. Hummingbird Enterprise creates a 360-degree view of enterprise content with a portfolio of products that are both modular and interoperable. Today, five million users rely on Hummingbird to connect, manage, access, publish and search their enterprise content. For more information, please visit: http://www.hummingbird.com
                           --------------------------

Forward-looking statements in this press release, including statements relating to the Company's capital structure, future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to secure underwriting support and attract investors to its stock; the Company's ability to introduce new products in a timely manner and its ability to generate demand for, and gain market acceptance of, those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to hire, train, and retain highly qualified personnel; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators.

This announcement concerning expected results is being made in advance of the Company's obligation to announce its year end results. Hummingbird disclaims any obligation to make such early announcements in the future.

Hummingbird Contacts
Amelia Young, CFA                           Inder Duggal
Sr. Director, Investor Relations            Chief Financial Officer and
Hummingbird Ltd.                              Chief Controller
Tel: 416-496-2200 ext. 5846                 Hummingbird Ltd.
Fax: 416-496-2207                           Tel: (416) 496-2200 ext 2205
amelia.young@hummingbird.com                Fax: (416) 496-2207
                                            E-mail: inder.duggal@hummingbird.com

                                                                    Document 2

HUMMINGBIRD LOGO

                             FOR IMMEDIATE RELEASE
------------------------------------------------------------------------------

                 Hummingbird Reports Successful Fourth Quarter
         Increased profitability in the fourth quarter and fiscal year

Toronto - October 24, 2002 -- Hummingbird Ltd. (TSE: "HUM" and NASDAQ:
"HUMC"), a world-leading enterprise software solutions company, today reported its consolidated results for the fourth quarter and year ended September 30, 2002. The financial figures in this release are reported in U.S. dollars in accordance with U.S. generally accepted accounting principles, except where noted.


-------------------------------------------------------------------------------------------------------------------
SUMMARY OF FINANCIAL RESULTS                                                                 U.S. GAAP
(millions of U.S dollars except share data)

                                                               Three Months Ende              Year Ended
                                                                  September 30               September 30
                                                             2002            2001         2002          2001
                                                             ----            ----         ----          ----

    Sales                                                     46.2          48.9          180.4          208.0

Net (Loss) Income                                             (0.0)         (3.1)          (2.9)           3.7

Diluted (Loss) Earnings Per Share                             (0.00)        (0.17)         (0.16)          0.20

Diluted Number of Shares (millions)                           18.3          18.3           18.3           18.7

Adjusted Net Income (Note)                                     5.6           4.9           21.1           20.7

Adjusted Diluted Earnings Per Share                            0.31          0.27           1.14           1.11

Adjusted Diluted Number of Shares (millions)                  18.3          18.3           18.4           18.7


Note:   Adjusted Net Income comprises Net (Loss) Income excluding amortization of intangibles, restructuring and other charges, previously unrecognized investment tax credits recorded in the second quarter, all net of related taxes, and the effect of income tax rate changes on deferred tax balances.

-------------------------------------------------------------------------------------------------------------------

Commenting on the fourth quarter, Fred Sorkin, Hummingbird Chairman and CEO stated, "In spite of the difficult economic conditions, we are pleased to have ended fiscal 2002 on a stronger-than-expected note. Both of our product families showed an encouraging performance in the fourth quarter. Hummingbird Enterprise sales benefited from a strong interest in the significantly improved version 5.0 of our offering released this past June."

While Hummingbird's fiscal 2002 financial performance was affected by a challenging economic environment, significant progress was made on a number of important corporate initiatives. These included:

     o the addition of new executives in key marketing and sales functions within the company;
     o   a comprehensive corporate and product rationalization and rebranding;
         and,
     o the release of a groundbreaking new application suite comprised of modular technologies that support various aspects of enterprise information management.

"Further to our positive pre-announcement on October 7, 2002 we are pleased to announce financial results that have surpassed the Street's expectations," continued Fred Sorkin. "Our success during the fourth quarter attests to the growing support in the marketplace for Hummingbird Enterprise solutions."

Sales for the quarter ended September 30, 2002 were $46.2 million, representing an increase of 5% compared to the third quarter and decrease of 5% compared to the quarter ended September 30, 2001. Sales of both the Connectivity and Hummingbird Enterprise product families have improved over the previous quarter.

Adjusted net income was $5.6 million for the quarter ended September 30, 2002 compared to $4.8 million in the previous quarter and $4.9 million for the quarter ended September 30, 2001. As a percentage of sales, adjusted net income was 12.2% for the quarter, compared to 10.9% in the previous quarter and 10.1% for the quarter ended September 30, 2001.

Adjusted diluted earnings per share (based on adjusted net income) were $0.31 for the quarter ended September 30, 2002, compared to $0.26 for the prior quarter and $0.27 for the quarter ended September 30, 2001. The current quarter's adjusted diluted earnings per share is based on an adjusted diluted weighted average number of shares of 18.3 million, the same as last year.

Cash and cash equivalents and short-term investments increased by $5.6 million in the quarter and $26.2 million in the year.

Expenses for the current quarter, excluding amortization of intangibles and in-process research and development expenses, decreased 8% to $33.4 million compared to $36.2 million last year. The decrease in the expenses from last year reflects the Company's restructuring and rationalizations efforts.

The Company reported a nominal net loss of $49,000 and diluted loss per share of $0.00 for the quarter ended September 30, 2002, compared to a net loss of $3.1 million and diluted loss per share of $0.17 for the quarter ended September 30, 2001.

Sales for the year ended September 30, 2002 were $180.4 million, representing a 13% decrease compared to the previous year. Expenses, excluding amortization of intangibles and restructuring and other charges, decreased by 15% to $132.0 million for the year ended September 30, 2002 compared to $156.2 million in the comparable period last year.

Adjusted net income for the year ended September 30, 2002 was $21.1 million, compared to $20.7 million for the year ended September 30, 2001. As a percentage of sales, adjusted net income improved to 11.7% for the year compared to 9.9% for the previous year. Adjusted diluted earnings per share, based on adjusted net income, was $1.14, up from $1.11 in the last year.

Income tax expense of $0.3 million for the year includes previously unrecognized investment tax credits ("ITC's") on qualifying research and development expenditures of $4.8 million, net of the tax effects thereon recorded in the second quarter, and a deferred tax charge of $0.8 million resulting from recognizing the impact of income tax rate increases. The previous year's tax expense of $0.6 million included a deferred tax recovery of $7.5 million resulting from recognizing the impact of income tax rate decreases.

Net loss reported for the year ended September 30, 2002 was $2.9 million and a diluted loss per share of $0.16, compared to net income of $3.7 million and diluted earnings per share of $0.20 last year.

Total assets as at September 30, 2002 were $349.6 million, compared to $361.9 million at September 30, 2001. The Company's cash position, including short-term investments, has improved to $119.7 million as at September 30, 2002, up from $114.1 million as at June 30, 2002 and $93.5 million as at September 30, 2001.

In accordance with Canadian generally accepted accounting principles, the Company reported a net loss of $0.8 million and a diluted loss per share of $0.04 for the quarter ended September 30, 2002, compared to a net loss of $1.7 million and diluted loss per share of $0.09 in the fourth quarter of 2001. For the current year ended September 30, 2002, the Company reported a net loss of $6.4 million and a diluted loss per share of $0.35, compared to net income of $4.0 million and diluted earnings per share of $0.22 for the year ended September 30, 2001.


Normal Course Issuer Bid
------------------------
Hummingbird is also announcing today that it has received approval to commence a normal course issuer bid for its Common Shares through the facilities of The Toronto Stock Exchange ("TSX") and NASDAQ. As at the close of business on October 15, 2002, 18,307,438 Common Shares of the Corporation were issued and outstanding.

The Corporation intends to purchase, if it considers it advisable to do so, up to a maximum of 1,000,000 common shares, being 6.4% of the Corporation's "public float", of which a maximum of 915,371 Common Shares, representing 5% of the total outstanding shares, may be purchased through NASDAQ. The price at which the Corporation will purchase such shares will be the market price at the time of any particular transaction.

The bid will commence on October 29, 2002, and terminate on October 28, 2003, unless the maximum number of shares purchasable thereunder has been acquired before that time. During the twelve months preceding the date of this bid, the Corporation has not acquired any of its Common Shares pursuant to any normal course issuer bid.

The Corporation has a strong cash position and cash flows and believes that its shares are undervalued. The bid is being made because the directors of the Corporation believe that the purchase and cancellation of the Common Shares constitutes a good use of the Corporation's funds and that the Corporation and its remaining shareholders will benefit from this buy back, as it is in their best interest.


About Hummingbird
Headquartered in Toronto, Canada, Hummingbird Ltd. is a global enterprise software company employing 1300 people in nearly 40 offices around the world. Hummingbird's revolutionary Hummingbird Enterprise(TM), an integrated information and knowledge management solution suite, manages the entire lifecycle of information and knowledge assets. Hummingbird Enterprise creates a 360-degree view of enterprise content with a portfolio of products that are both modular and interoperable. Today, five million users rely on Hummingbird to connect, manage, access, publish and search their enterprise content. For more information, please visit: http://www.hummingbird.com
                                --------------------------

Forward-looking statements in this press release, including statements relating to the Company's capital structure, future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to secure underwriting support and attract investors to its stock; the Company's ability to introduce new products in a timely manner and its ability to generate demand for, and gain market acceptance of, those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to hire, train, and retain highly qualified personnel; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators.



Hummingbird Contacts

Inder P. S. Duggal
Chief Financial Officer
Hummingbird Ltd.
Tel: (416) 496-2200
Fax: (416) 496-2207
inder.duggal@hummingbird.com
----------------------------

                                                                    Document 3

Hummingbird logo

             HUMMINGBIRD'S DOCUMENT MANAGEMENT SOLUTION CONTINUES
                   TO BE #1 CHOICE AMONG TOP U.S. LAW FIRMS

Annual AmLaw Tech Survey Cites Hummingbird as Leader


Toronto - October 28, 2002 -Hummingbird Ltd. (NASDAQ: HUMC, TSE: HUM), the world-leading developer of enterprise information management systems (EIMS), today announced that Hummingbird DMTM was named the leading document management solution among top U.S. law firms, according to the Seventh Annual AmLaw Tech Survey 2002.

The annual poll of the 200 top-grossing U.S. law firms, show that 57% (72 of 127 responding) use Hummingbird's document management solution, more than any other document management software provider. The Seventh Annual AmLaw Tech Survey 2002 is featured in the September issue of AmLaw Tech, a supplement to The American Lawyer.

"We are honoured by this recognition from the legal market because it validates the return on investment we deliver to our clients," said Barry Litwin, president, Hummingbird Ltd. "Hummingbird DM provides a reliable and easy-to-use document management system that enables our legal clients to efficiently manage their information assets thereby strengthening and enhancing their client relationships."

Hummingbird DM offers one of the fastest and easiest document management systems to deploy, enabling organizations to benefit from a total lower cost of ownership. Legal teams can transform document-based information into knowledge assets in a secure, integrated environment. The flexible and comprehensive functionality empowers users to collaborate and share their knowledge base, leveraging collective expertise contained in various repositories. Hummingbird DM is part of Hummingbird Enterprise, a powerful suite of technologies that offers solutions for Records Management, Collaboration, Web Publishing, Workflow, Imaging, and Engineering drawing management.


About Hummingbird
Headquartered in Toronto, Canada, Hummingbird Ltd. is a global enterprise software company employing 1300 people in nearly 40 offices around the world. Hummingbird's revolutionary Hummingbird Enterprise(TM), an integrated information and knowledge management suite, manages the entire lifecycle of information and knowledge assets. Hummingbird Enterprise creates a 360-degree view of enterprise content with a portfolio of products that are both modular and interoperable. Today, five million users rely on Hummingbird to connect, manage, access, publish and search their enterprise content. For more information, please visit: http://www.hummingbird.com
                           --------------------------

Forward-looking statements in this press release, including statements relating to the Company's capital structure, future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to secure underwriting support and attract investors to its stock; the Company's ability to introduce new products in a timely manner and its ability to generate demand for, and gain market acceptance of, those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to hire, train, and retain highly qualified personnel; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators.

Hummingbird Contacts

Inder Duggal                  Michele Stevenson
Chief Financial Officer       Corporate Communications Manager
Hummingbird Ltd.              Hummingbird Ltd.
Tel: 416-496-2200             Tel: (416) 496-2200 ext. 2623
Fax: 416-496-2207             Fax: (416) 496-2207
                              michele.stevenson@hummingbird.com
                              ---------------------------------

                                                                    Document 4

Hummingbird logo

         GLOBAL LAW FIRM BAKER & MCKENZIE PURCHASES HUMMINGBIRD DM(TM)
              5.0 TO FACILITATE KNOWLEDGE SHARING ACROSS OFFICES

Toronto - October 29, 2002- Hummingbird Ltd. (NASDAQ: HUMC, TSE: HUM), the world-leading developer of enterprise information management systems (EIMS), today announced that Baker & McKenzie, one of the world's largest international law firms, has purchased Hummingbird DM(TM)5.0, Hummingbird's advanced document and content management solution, to provide an accessible and integrated environment for Baker & McKenzie's lawyers in their European and Middle Eastern offices.

A leading global law firm with 64 offices in 35 jurisdictions, Baker & McKenzie has a multinational network of more than 3,000 attorneys and a presence in virtually every important financial and commercial center in the world. Hummingbird DM(TM) provides a secure platform where staff can more effectively manage intellectual content across offices, collaborating on work in progress with employees and partners.

"Sharing information throughout our offices is key and Hummingbird's secure, integrated environment allows our staff to quickly and easily store, find and share documents throughout the organization," said Sue Hall, European IT Director of Baker & McKenzie. "Hummingbird DM(TM) delivers a flexible environment that facilitates the manipulation and distribution of our document-based knowledge assets."

"At Hummingbird we understand the necessity for global organizations such as Baker & McKenzie to utilize a document management system that provides information sharing without barriers," said Barry Litwin, president, Hummingbird Ltd. "Our integrated information and content management products are designed to accelerate and refine business processes across the extended enterprise."


                            About Baker & McKenzie
Global law firm, Baker & McKenzie, was established over 50 years ago and has 64 offices in 35 jurisdictions. The firm maintains a truly global presence, with an office in each of the world's major money centres. Worldwide, Baker & McKenzie has 626 partners, 3,225 qualified lawyers and a total of over 4,400 legal professionals. In 2001, Baker & McKenzie provided significant legal representation for more than half of FORTUNE magazine's Global 500.

About Hummingbird DM(TM)
Hummingbird DM(TM) transforms document-based information into knowledge assets by enabling the capture, manipulation, and distribution of working knowledge, empowering users to leverage not just their own experiences, but the collective expertise contained in Hummingbird repositories. As the platform for Hummingbird RM(TM), paper-based and electronic records are protected in an organized, secure environment throughout their lifecycle. An entire suite serves as a full complement to Hummingbird DM, with solutions for Collaboration, Web Publishing, Workflow, Imaging, and Engineering.

About Hummingbird
Headquartered in Toronto, Canada, Hummingbird Ltd. is a global enterprise software company employing 1300 people in nearly 40 offices around the world. Hummingbird's revolutionary Hummingbird Enterprise(TM), an integrated information and knowledge management suite, manages the entire lifecycle of information and knowledge assets. Hummingbird Enterprise creates a 360-degree view of enterprise content with a portfolio of products that are both modular and interoperable. Today, five million users rely on Hummingbird to connect, manage, access, publish and search their enterprise content. For more information, please visit: http://www.hummingbird.com
                           --------------------------

Forward-looking statements in this press release, including statements relating to the Company's capital structure, future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to secure underwriting support and attract investors to its stock; the Company's ability to introduce new products in a timely manner and its ability to generate demand for, and gain market acceptance of, those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to hire, train, and retain highly qualified personnel; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators.

Hummingbird Contacts
Inder Duggal                  Michele Stevenson
Chief Financial Officer       Corporate Communications Manager
Hummingbird Ltd.              Hummingbird Ltd.
Tel: 416-496-2200             Tel: (416) 496-2200 ext. 2623
Fax: 416-496-2207             Fax: (416) 496-2207
                              michele.stevenson@hummingbird.com
                              ---------------------------------

                                                                    Document 5

Hummingbird logo

            HUMMINGBIRD SUMMIT 2003 TO FOCUS ON BUSINESS SOLUTIONS
                 FOR MAXIMIZING VALUE FROM ENTERPRISE CONTENT

Toronto - October 30, 2002- Hummingbird Ltd. (NASDAQ: HUMC, TSE: HUM), the world-leading developer of enterprise information management systems (EIMS), today announced that its third annual worldwide conference and technology showcase, Summit 2003, will be held from February 23-26, 2003 at the Wyndham Palace Resort & Spa in Orlando Florida. Summit 2003 will establish a new standard of quality for attendees, by delivering the most comprehensive program to prove the business value of managing knowledge assets with Hummingbird solutions.

Summit 2003 provides an educational forum focused on helping customers get the most out of their Hummingbird technology investments today, while learning how to employ the next generation of Hummingbird products to meet the needs of tomorrow. The conference also delivers excellent business networking opportunities for executives, technical managers and administrators to connect with like-minded peers who share similar interests, issues and opportunities.

"This year's Summit theme, "Achieve the Possible", reflects our aim to validate the execution of the product and marketing strategy introduced at Summit 2002," said Fred Sorkin, Chairman and CEO of Hummingbird. "In today's highly competitive marketplace, there is increasing pressure for CEOs, CFOs, CIOs, line of business managers as well as IT administrators to carefully consider the return on investment for IT purchases governing information and knowledge asset management. Our conference will address this business priority, by demonstrating the ROI of Hummingbird solutions."

Of particular interest to Summit attendees will be content focused on the practical migration programs for Hummingbird Enterprise 5.0, the latest version of Hummingbird's enterprise information management system (EIMS). Hummingbird Enterprise is a comprehensive suite of information and knowledge management solutions that features document, knowledge and records management, business intelligence, collaboration and portal as well as connectivity solutions.

Through customer success stories, product demonstrations and networking opportunities with Hummingbird staff, partners and customers, attendees from around the world will share and learn how Hummingbird solutions accelerate and refine business processes across the enterprise, enabling them to achieve and advance their business goals. The Technology Showcase - a simultaneous exhibition of Hummingbird partners and alliances -- will feature an array of applications and vertical solutions available to complement any Hummingbird implementation.


"This year we will demonstrate not only what's possible, but also specifically, how to achieve those possibilities utilizing Hummingbird and strategic partner solutions across Hummingbird's core technologies," added Sorkin. "Our conference will focus on showcasing our customers who have used Hummingbird solutions to add substantial value to their critical business needs and to improve their own productivity."

Program Categories
o        Featured Speakers
This year the company will introduce the most compelling keynote speakers in the industry - Hummingbird customers. In addition to product and business solutions sessions, Hummingbird customers will deliver select keynote presentations to the entire Summit audience.

o        Business Value and Business Solutions
Key Hummingbird customers, partners and staff, representing a cross-section of industry vertical markets and applications, will demonstrate the return on investment achieved through Hummingbird Enterprise.

o        Hummingbird's Strategic and Corporate Direction
The Executive Team, led by Fred Sorkin, Chairman and CEO will unveil the company's strategic vision and mission, highlight the key priorities for 2003 and share their expertise about the industry.

o        Partner Exhibits and Presentations
Hummingbird's Partners and Alliances will offer exhibits and dedicated presentations giving attendees a first-hand look at key technologies designed specifically to complement Hummingbird solutions.


Summit 2003 Registration & Pricing Information
Registration for Summit 2003 will commence mid-November. Attendees registering before January 10th will qualify for the earlybird fee of $995. After January 10th regular registration fees will be $1,195.

To learn more about Summit 2003, visit www.hummingbird.com/summit. Visitors to
                                       --------------------------
the site may subscribe to the Summit e-newsletter, which will provide the latest news on the event, conference-related opportunities and registration information. When registration opens, the interactive Hummingbird "My Agenda" system will allow attendees to plan their Summit 2003 experience directly from the website.


About Hummingbird
Headquartered in Toronto, Canada, Hummingbird Ltd. is a global enterprise software company employing 1300 people in nearly 40 offices around the world. Hummingbird's revolutionary Hummingbird Enterprise(TM), an integrated information and knowledge management suite, manages the entire lifecycle of information and knowledge assets. Hummingbird Enterprise creates a 360-degree view of enterprise content with a portfolio of products that are both modular and interoperable. Today, five million users rely on Hummingbird to connect, manage, access, publish and search their enterprise content. For more information, please visit: http://www.hummingbird.com
                           --------------------------

For further information, please contact:

Inder Duggal                                 Michele Stevenson
Chief Financial Officer                      Media Relations
Hummingbird Ltd.                             Hummingbird Ltd.
Tel: 416-496-2200                            Tel: (416) 496-2200, ext. 2623
Fax: 416-496-2207                            Fax: (416) 496-2207
                                             michele.stevenson@hummingbird.com
                                             ---------------------------------

                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               Hummingbird Ltd.
                                               (Registrant)


Date: November 20, 2002                   By:  /s/ Inder P.S. Duggal
      -----------------                        -----------------------------
                                               Inder P.S. Duggal
                                               Chief Financial Officer and
                                               Chief Controller